

UNIVOICE

Teaching the world languages through music

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univoice.app   Austin TX   🐦 📘 📷 📡   Technology   Entertainment   Software   Music   B2C

OVERVIEW   DETAILS   UPDATES 16   WHAT PEOPLE SAY 44   ASK A QUESTION 22

Highlights

1. ☑ We're disrupting the $12B online language market with scientifically-backed method of music

2. 👥 Our Board consists of execs from Spotify & Babbel (highest-grossing language app)

3. ⭐ Rated 4.6/5 on Apple Store & 4.7/5 on Play Store

4. 🏆 Awarded "Top 50 Tech Innovators & Influencers" at InterCon 2020

5. 🥇 We've raised $560,000 (and counting) in pre-Seed round

6. 😄 Our app is beating industry standards in user engagement

7. 🎖 Core team has 30 yrs in startup experience; early stage employees at 3 startups acquired for ~$1B

Our Team



Sami Halabi Founder | CEO

Corporate: Contributed to unprecedented 58% annual growth in Fortune 50 demand marketing organization (from $190M → $301M) | Startup: Launched my company during SXSW, the largest music festival in the world, at Louis Black (the Founder's) home

> With 20+ years expertise in both language learning + music, I'm presently learning my 5th language and continuing to perform piano + vocals at every opportunity. I'm blending my passion with my Fortune 50 management experience, to fulfill my life purpose of energizing the language-learning process in a way that's equally entertaining + educational.



Bryan Riester Head of Product & Operations

Education through gaming development work can be found in middle schools throughout the U.S. | 12+ years in software development & full-stack team management.



Greg Nicholson Head of User Acquisition

NYT Bestselling Author. Helped scale 3 startups from early stage to acquisitions totaling ~$1B (including sale to Microsoft for $300M) | 20+ years in digital marketing and user acquisition experience.

The Story of Univoice

Though we established the company in 2018, the idea of Univoice has been in my mind and on my heart for decades on end.

For the past 2+ years, the team has been hard at work bringing this vision to reality.

Univoice is an app built to teach languages. We're utilizing the disruptive, scientifically-backed method of music to make language learning more fun, addicting, and effective.

What Our Users Have to Say

> *"Finally a way to learn languages through song, Eureka! Time to brush up on some of those friendly greetings"* ---- *PurpleSquirrelInc*

> *"The hardest part of learning a new language for me has always been memorization, until I started learning through songs. It's far easier to remember lyrics than lectures and lessons."* ---- *Nikolaj A.*

> *"Good to use with friends as a double karaoke / language learning activity."* ---- *Mirthful mermaid*

> *"I have been wanting to learn Spanish for a long time, but I would always get bored taking classes and using other apps. Univoice got me excited about learning again!"* ---- *Sydney M.*

> *"I love this app! Learning a language through song...it's genius! Can't wait to see my progression in Spanish!"* ---- *KipKun*

> *"This is so cool! Been wanting to learn Spanish (fluent in English and French!) and this is SO easy/fun to use. Telling all my friends to stop binging Netflix and use this app!"* ---- *libbyfirer*

> *"Hemos intentado todo en mi familia para aprender inglés y esta es la forma más entretenida de hacerlo. Duolingo pero mucho mas divertidoooooo."* ---- *veritopw*

> *"It's incredible that something like this is so effective. I am so excited to learn a different language with songs I love."* ---- *JC925*

From age 6 to 26

Ever since I could crawl, I've been woefully obsessed with 2 things: music & languages. Growing up in a trilingual household (speaking Arabic at home, French at school, & English in society), I was raised with a deep fascination for language and culture. Starting at the age of 6, I began playing piano & singing.

I would also envision a world free from cultural and linguistic barriers; one in which we'd seek to see the world through one another's eyes, and - in so doing - engender a cross-cultural understanding that would turn our global conflicts into global opportunities.

Fast-forward 20 years. Today, I speak 5 languages (aiming for 7 by age 30), perform music any chance I get, and am working hard to turn my dream world into our real world.



Proficient in 3 months?!

By the time I began self-teaching German in high school, I had become disillusioned by the language platforms out there. Every tool was either too academic, impractical in its teachings, repetitive, or didn't stick. Until, one day, I stumbled across a German music playlist. Once I started listening, I couldn't stop. I began picking up vocabulary quickly, tracking grammatical patterns, and couldn't get the songs out of my head. I became conversational in 3 months' time.

Teaching languages through music... gone viral

I started teaching languages the same way I had learned German: through

music. After amassing 12 language students from ages 8 to 38 who had raved about my 'learn through music' method, I created an Instagram channel to extend my impact to the masses!

Starting a video series, in which I'd write original grammar jingles to familiar Disney tracks, launched my content to virality: 10,000+ views and 150+ comments per post.

Here's a sample video that drew high engagement:


11.6k
112

The 4 German Cases are "Part of Your World"

From passion project to scaling startup

Call it chance, call it destiny. In July of 2018, I attended a networking event, during which a venture partner from the Mercury VC Fund approached me. After a series of questions on my background, we landed at my side hustle of teaching languages.

> *"Why would I hire you as a language teacher?" he asked; "There are millions worldwide."*

> *"Well, my students from ages 8 to 38, love learning through music."*

> *"Through music? Languages through music... Have you thought of turning that into a business?"*

Well, your mind can fill in the rest. One question & realization after another, a company was born. Incorporated in September of 2018, soft launched March of 2019 in Austin, TX, at Louis Black's home - co-founder of the world's largest music festival: SXSW.

Here at Univoice, we've built the 1st mobile app in market that teaches languages exclusively through music. We currently feature English, Spanish, French, and German, with plans to expand in the future. We run on a subscription-based model, in which users pay a monthly, weekly, quarterly, or biannual fee to access all featured songs & languages.

In a little over one year of operations, from March 2019 through present day, our team has achieved quite a lot. Milestones include:

- Raised 40% of our pre-seed fundraising round
- In active partnerships with Google, Nvidia, Concord, and Sony (*pending*)
- 3200 downloads | 600-650 monthly active users | 2,500 monthly sessions | 5 mins avg. time per device per day | all achieved organically, with $0 in marketing spend
- Over 20 news mentions including CNN coverage of our U.S.-Mexico cross-border concert & a homepage feature on the American Inno: https://bit.ly/3pZWUfD

On behalf of the Univoice Team, thank you for reading through and following our journey.

Join us today and help us make the world a more connected and harmonious place.

Rock on 🎸⚡🌏


How It Works (Overview)
1
Select your target language
2
Choose your music genre
3
Scroll and select your song



A 5 Step Guide to Learning With Univoice



Our Subscription Business Model



Language Can Be Profitable